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                                                                   [amdocs logo]
Press Release

         Amdocs Announces Appointment of Tamar Rapaport-Dagim as Chief
                 Financial Officer Effective November 15, 2007

     Ron Moskovitz Will Continue To Serve as Chief Financial Officer During
                             the Transition Period


St. Louis, MO - July 18, 2007 - The Amdocs Limited (NYSE: DOX) board of directors today announced that effective November 15, 2007, Tamar Rapaport-Dagim will become the chief financial officer of Amdocs Management Limited. Rapaport-Dagim will succeed Ron Moskovitz, who will be resigning to manage an international private business. Moskovitz will continue to serve as CFO until November 15, 2007 in order to assist in the transition.

"Ron has been a key member of the Amdocs management team and has contributed greatly to our success over the past nine years," said Dov Baharav, chief executive officer of Amdocs Management Limited. "We thank him for his excellent service for the Company and wish him well in his new role. With Ron's assistance, we expect a smooth transition for Tamar into her new position."

Rapaport-Dagim joined Amdocs in 2004 as Vice President of Finance reporting to Moskovitz. Prior to joining Amdocs, Rapaport-Dagim was the CFO of Emblaze, a provider of multimedia solutions over wireless and IP networks and traded on the London Stock Exchange. She has also been the controller of Teledata Networks and has held various finance management positions in public accounting. Rapaport-Dagim holds BA and MBA degrees from Tel Aviv University and is a certified public accountant.

"It is with mixed emotions that I leave Amdocs but I look forward to this next challenge in my career," said Moskovitz. "I take comfort in knowing that the Company is in great shape and in good hands with Tamar".

About Amdocs

Amdocs is the market leader in customer experience systems innovation, enabling world-leading service providers to deliver an integrated, innovative and the intentional customer experienceTM - at every point of service. Amdocs provides solutions that deliver customer experience excellence, combining the software, service and expertise to help our customers execute their strategies and achieve service, operational & financial excellence. A global company with revenue of $2.48 billion in fiscal 2006, Amdocs has over 16,000 employees and serves customers in more than 50 countries around the world. For more information, visit Amdocs at www.amdocs.com.


This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs ability to grow in the business markets that it serves, Amdocs ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company's filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2006 and in our quarterly Form 6-K furnished on February 6 and May 11, 2007.

Contact:
Thomas G. O'Brien
Treasurer and Vice President of Investor Relations
Amdocs Limited
314-212-8328
E-mail: dox_info@amdocs.com